UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     Schedule 13G

                        Under the Securities Exchange Act of 1934
                                    (Amendment No. 3)

                             Alternate Postal Delivery, Inc.
______________________________________________________________________________
                                    (Name of Issuer)

                               Common Stock, no par value
______________________________________________________________________________
                              (Title of Class of Securities)

                                       02145P-10-6
______________________________________________________________________________
                                      (CUSIP Number)

Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person; (1) has a previous statement on the file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures proved in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.        02145P-10-6

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Krieger Family Limited Partnership

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)     ___
                 (b)     _x_

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER             150,210

6.     SHARED VOTING POWER       360,052

7.     SOLE DISPOSITIVE POWER    150,210

8.     SHARED DISPOSITIVE POWER     360,052

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   510,262

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                   N/A

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   12.6%(1)

12.    TYPE OF REPORTING PERSON

                    PN

(1) Based upon 4,022,894 shares outstanding as of January 29, 1998, as adjusted for issuance of 7,233 shares subsequent to that date and 22,500 shares underlying options held by Dale B. Krieger (i.e., 4,052,627, total).


CUSIP No.        02145P-10-6

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Dale B. Krieger

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)     ___
                 (b)     _x_

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER          22,500

6.     SHARED VOTING POWER       560,262

7.     SOLE DISPOSITIVE POWER     22,500

8.     SHARED DISPOSITIVE POWER  560,262

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   582,762

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                   N/A

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   14.4%(1)

12.    TYPE OF REPORTING PERSON

                    IN

(1) Based upon 4,022,894 shares outstanding as of January 29, 1998, as adjusted for issuance of 7,233 shares subsequent to that date and 22,500 shares underlying options held by Dale B. Krieger (i.e., 4,052,627, total).

CUSIP No.        02145P-10-6

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Carnegie Hill Financial, Inc.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)     ___
                 (b)     _x_

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER                0

6.     SHARED VOTING POWER         50,000

7.     SOLE DISPOSITIVE POWER           0

8.     SHARED DISPOSITIVE POWER    50,000

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   50,000

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                   N/A

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   1.2%(1)

12.    TYPE OF REPORTING PERSON

                    CO

(1) Based upon 4,022,894 shares outstanding as of January 29, 1998, as adjusted for issuance of 7,233 shares subsequent to that date and 22,500 shares underlying options held by Dale B. Krieger (i.e., 4,052,627, total).

CUSIP No.        02145P-10-6

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Richard A. Ruderman

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)     ___
                 (b)     _x_

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.     SOLE VOTING POWER             25,231

6.     SHARED VOTING POWER           63,538

7.     SOLE DISPOSITIVE POWER        25,231

8.     SHARED DISPOSITIVE POWER      63,538

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   88,769

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                   N/A

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                   2.2%(1)

12.    TYPE OF REPORTING PERSON

                    IN

(1) Based upon 4,022,894 shares outstanding as of January 29, 1998, as adjusted for issuance of 7,233 shares subsequent to that date and 22,500 shares underlying options held by Dale B. Krieger (i.e., 4,052,627, total).


                                     SCHEDULE 13G

Item 1.

            (a)     Name of Issuer

                           Alternate Postal Delivery, Inc.

            (b)     Address of Issuer's Principal Executive Offices

                           One Ionia S.W., Suite 300
                           Grand Rapids, MI 49503

Item 2.

            (a)     Name of Persons Filing

                           Dale B. Krieger ("Krieger")
                           The Krieger Family Limited Partnership ("KFLP") Carnegie Hill Financial, Inc. ("CHFI")
                           Richard A. Ruderman ("Ruderman")

            (b)     Address of Principal Business Office or, if none, Residence

                           202 Carnegie Center
                           Princeton, NJ 08540

             (c)     Citizenship*

             (d)     Title of Class of Securities

                           Common Stock, no par value

             (e)     CUSIP Number*

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                       Not Applicable.

_________________________________
*Incorporated by reference to cover page.


Item 4.            Ownership

             (a)     Amount Beneficially Owned*

             (b)     Percent of Class*

             (c)     Number of shares as to which such person has:*

                     (i)   sole power to vote or direct the vote
                     (ii)  shared power to vote or to direct the vote
                     (iii) sole power to dispose or to direct the disposition of
                     (iv) shared power to dispose or to direct the disposition of

              Krieger is currently the sole general partner of KFLP and the principal executive officer of Carnegie Hill financial, Inc., ("CHFI"). CHFI holds 50,000 shares for the benefit of managed advisory accounts over which it exercises discretionary investment authority. The remaining shares reported as beneficially owned by Krieger include 22,500 shares which may be acquired upon exercise of options acquired (all of which are beneficially owned directly by Krieger); 150,210 shares held of record by KFLP; and 360,052 shares which KFLP may acquire upon exercise of options granted to it by other shareholders of Alternate Postal Delivery, Inc. (Stan Henry and members of his family, and Phillip Miller). Krieger, as an individual, disclaims beneficial ownership of any securities held of record by KFLP and CHFI.

              Ruderman is a business associate of Krieger and principal financial officer of CHFI. The shares reported as beneficially owned by Ruderman consist of 25,231 shares held of record and 63,538 shares which he may acquire upon exercise of options granted by other shareholders of Alternate Postal Delivery, Inc. (Stan Henry and members of his family, and Phillip Miller.

Item 5.       Ownership of Five Percent or Less of a Class

                       Not Applicable

Item 6.       Ownership of More than Five Percent on Behalf of Another Person

                       Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                       Not Applicable

________________________________
*Incorporated by reference to cover page


Item 8.       Identification and Classification of Members of the Group

              The members of the "group" making this filing and the classification of each are as follows:

                 Dale B. Krieger                           IN
                 Richard A. Ruderman                       IN
                 The Krieger Family Limited Partnership    PN
                 Carnegie Hill Financial, Inc.             CO

Item 9.          Notice of Dissolution of Group

                       Not Applicable

Item 10.         Certification

                 By signing below each of the undersigned certifies that, to the best of his/its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any such transaction having such purposes or effect.


                                 SIGNATURE AND ACKNOWLEDGMENT
                                        OF JOINT FILING

     Each of the undersigned, after reasonable inquiry and to the best of knowledge and belief of such undersigned, hereby certifies that the information set forth in this statement is true, complete and correct. Further, each of the undersigned acknowledges and agrees that this Schedule 13G amendment is filed on behalf of each of them and on behalf of all of them, jointly, pursuant to Rule 13d-a(f)(1) under the Securities Exchange Act of 1934, as amended.


                 2/3/98              /s/ Dale B. Krieger


                 2/3/98              The Krieger Family Limited Partnership

                                     By /s/ Dale B. Krieger
                                        Its Managing General Partner

                 2/3/98              Carnegie Hill Financial, Inc.

                                     By /s/ Dale B. Krieger
                                        Its President

                 2/3/98              /s/ Richard A. Ruderman